26

                          EXHIBIT 99.2

May 1, 1997

Jerry D. Caulder
13545 Mira Montana Drive
Del Mar, CA  92014

Dear Dr. Caulder:

   This letter agreement (the "Agreement") will confirm our understanding regarding your separation from employment with Mycogen Corporation (the "Company").

   1. Separation Date. Except as otherwise provided in paragraph 4, you agree to voluntarily resign from your positions as Chairman of the Company's Board of Directors and Chief Executive Officer of the Company, from your employment with the Company and any of its Affiliates (as defined in paragraph 14), and from any other positions you may hold with the Company and any of its Affiliates by reason of your employment, effective as of May 1, 1997, the "Separation Date" for purposes of this Agreement. You will remain (unless you choose otherwise) as a director of the Company following the Separation Date and until such time as you resign or are removed or not re-elected to the Board.

   2. Payments and Benefits. You shall be entitled to compensation and other payments and benefits in accordance with
Exhibit 1 and Exhibit 2, which are attached to, and form a part of, this Agreement.

   3.  No Mitigation or Offset.

(a)Except as otherwise provided in this Agreement, you shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise.

(b)The Company's obligations to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by a set-off, counterclaim, recoupment, defense or other claim, or other action which the Company may have against you or others.

   4. Assistance to the Company. You agree that, for the period beginning on your Separation Date, and continuing for so long as you remain a director of the Company, you will provide the Company and its Affiliates with such assistance as may reasonably be requested by the Company from time to time. This assistance includes, but is not limited to, assisting in the ongoing business affairs of the Company and its Affiliates, assisting the Company and its Affiliates in the defense of any third-party claims that may be made against the Company and its Affiliates, and assisting the Company and its Affiliates in the prosecution of any claims that may be made by the Company or any Affiliate. The Company will consult with you, and make reasonable efforts to schedule such assistance so as not to materially disrupt your business and personal affairs. You agree, unless precluded by law, to promptly inform the Company if you are asked to participate (or otherwise become involved) in any lawsuits involving such claims that may be filed against the Company or any Affiliate. You also agree, unless precluded by law, to promptly inform the Company if you are asked to assist in any investigation of the Company or any Affiliate (or their actions) that may relate to services performed by you for the Company or any Affiliate, regardless of whether a lawsuit has then been filed against the Company or any Affiliate with respect to such investigation. The Company agrees to reimburse you for all of your reasonable out-of-pocket expenses associated with such assistance, including travel expenses.

   5.  Confidentiality.

(a)You hereby acknowledge that the Company and the Affiliates have, from time to time during your employment, disclosed to you (and may, in the future, disclose to you as a director of the Company or in any other role you may play with the Company or its Affiliates) confidential information pertaining to the Company's and the Affiliates' business and affairs and client base, including (without limitation) customer lists and accounts, other similar items indicating the source of the Company's and Affiliates' income, and information pertaining to the salaries, duties and performance levels of the Company's and Affiliates' employees. You will not, at any time, disclose to any third party or directly or indirectly make use of any such confidential information, including (without limitation) the names, addresses and telephone numbers of the Company's or Affiliates' customers, other than in connection with, and in furtherance of, the Company's and Affiliates' business and affairs, and then only to the extent specifically authorized in advance in writing by the President of the Company. Nothing contained in this paragraph shall be construed to prevent you from disclosing the amount of your salary.

(b)Except as otherwise authorized in advance in writing by the President of the Company, all documents and data (whether written, printed or otherwise reproduced or recorded) containing or relating to any such proprietary information of the Company or the Affiliates which came into your possession during your employment will be returned by you to the Company forthwith as of the Separation Date, and you will not retain any copies, notes or excerpts thereof. Notwithstanding the foregoing, you shall be entitled to retain your file or rolodex containing names, addresses and telephone numbers and personal diaries and calendars; provided, however, that you shall continue to be bound by the terms of paragraph 5(a) to the extent such retained materials constitute confidential information.

(c)The Company will have the right to communicate with any of your future or prospective employers concerning your continuing obligations under this paragraph 5.

   6.  Ownership Rights.

(a) All materials, ideas, discoveries and inventions pertaining to the Company's and Affiliates' business or clients, including (without limitation) all patents and copyrights, patent applications, patent renewals and extensions and the names, addresses and telephone numbers of customers, will belong solely to the Company.

(b) All materials, ideas, discoveries and inventions which you may have devised, conceived, developed or reduced to practice (whether individually or jointly with others) during your employment with the Company or an Affiliate, or in conjunction with your service in the future as a director of the Company or in any other capacity with the Company or its Affiliates, will be the sole property of the Company and are hereby assigned by you to the Company, except for any idea, discovery or invention (i) for which no Company or Affiliate equipment, supplies, facility or trade secret information was used, (ii) which was developed entirely on your own time, and (iii) which neither (a) related at the time of conception or reduction to practice, to the Company's or Affiliate's business or any actual or demonstrably-anticipated research or development program of the Company or an Affiliate nor (b) resulted from any work performed by you for the Company or an Affiliate. The foregoing exception corresponds to the assignment of inventions precluded by California Labor Code Section 2870, attached as Exhibit 3, which is attached to, and forms a part of, this Agreement.

(c) You will, at all reasonable times, assist the Company, at the Company's sole expense, in obtaining, maintaining, defending and enforcing patents, copyrights and other proprietary rights of the Company or an Affiliate.
   Such assistance will include (without limitation) the execution of documents and assistance and cooperation in legal proceedings.

(d) Notwithstanding anything in this Agreement to the contrary, you will continue to be bound by all the terms and provisions of your existing Proprietary Information and Invention Agreements with the Company, and nothing in this document will be deemed to modify or affect your duties and obligations under those other agreements.

           7. Non-Solicitation. During the period beginning on the Separation Date and ending two (2) years thereafter, you will not directly or indirectly solicit any Company or Affiliate employee to leave the Company's or Affiliate's employ for any reason or interfere in any other manner with the employment relationships at the time existing between either the Company or an Affiliate and that Company's or Affiliate's then current employees.

   8. Non-Disclosure. You acknowledge that the benefits provided by the Company under this Agreement are not generally available to other employees of the Company, and you agree that, except as may be compelled by legal process, you will keep the terms of this Agreement secret and confidential indefinitely. Notwithstanding the foregoing provisions of this paragraph 8, you may disclose the contents of this Agreement to your attorneys, accountants and financial advisors, any taxing authority, your immediate family, any prospective employer in connection with its decision to hire you, and any prospective lender in connection with its decision to make a loan to you, provided that you take steps that are reasonably calculated to assure that such persons do not further disclose the terms of this Agreement. You may also disclose this Agreement and its contents to such persons as may be necessary in connection with your assertion of or defense against any claim of breach of this Agreement. Nothing in this Agreement shall preclude you from fully discussing with any prospective employer, in connection with its decision to hire you, the conditions and reasons surrounding your separation from the Company.

   9.  Disparagement.

(a)You will not, at any time following the Separation Date, make any statement or disclosure that disparages the Company or its Affiliates and is intended or reasonably likely to result in material harm to the Company or its Affiliates; provided that the provisions of this paragraph (a): (i) shall not apply to legally compelled testimony as a witness, compliance with other legal obligations, your assertion of or defense against any claim of breach of this Agreement (including the Exhibits thereto and the referenced plans and arrangements), defense against any statements by the Company about you that are false or misleading, or your statements or disclosures to officers or directors of the Company or its Affiliates, and
   (ii) shall not require you to make false statements or disclosures.

(b)The Company agrees that neither the Company nor any Affiliate will, at any time following the Separation Date, make any statement or disclosure that disparages you and is intended or reasonably likely to result in material harm to you; provided that the provisions of this paragraph (b): (i) shall not apply to testimony as a witness, compliance with other legal obligations, assertion of or defense against any claim of breach of this Agreement (including the Exhibits thereto and the referenced plans and arrangements), defense against any statements by you that are determined by the Company to be false, misleading, or otherwise adverse to the best interests of the Company or its Affiliates, or statements or disclosures to you, and (ii) shall not require false statements or disclosures to be made.

   10. Announcement. Your resignation from employment with the Company and its Affiliates shall be announced by a joint statement in the form of Exhibit 4 of this Agreement, which is attached to, and forms a part of this Agreement. You are required to execute the resignation letter set forth in Exhibit 5 of this Agreement, which is attached to, and forms a part of, this Agreement. You and the Company will cooperate with each other in any statements about your resignation so as not to depart materially from the joint statement described in this paragraph 10.

     11. Indemnification. The indemnification provisions for Officers and Directors under the Company's Bylaws will (to the maximum extent permitted by law) be extended to you with respect to any and all matters, events or transactions occurring or effected during your employment or service in any other capacity with the Company following the Separation Date.

   12. Non-Alienation. Your interests under this Agreement are not subject to the claims of your creditors, and may not otherwise be voluntarily or involuntarily assigned, alienated or encumbered. Your obligations under this Agreement may not be assigned.

   13. Amendment. This Agreement may be amended or canceled only by mutual agreement of the parties in writing without the consent of any other person. So long as you live, no person, other than the parties hereto, shall have any rights under or interest in this Agreement or the subject matter hereof. The consent of the Company under this paragraph shall be valid only if given by the President of the Company.

   14. Affiliates. For purposes of this Agreement, the term "Affiliate" means any corporation, partnership, joint venture, or other entity (including without limitation any predecessor to, or any successor to the assets or business of, any such corporation, partnership, joint venture, or other entity) which, at any time during the period of your employment with the Company or during any other period thereafter while you are serving as a director of the Company or in any other role you may have with the Company or any of its Affiliates, directly, or through one of its intermediaries, controls or is controlled by, or is under common control with, the Company.

   15. Effect of Breach. You acknowledge that the Company would be irreparably injured by your violation of paragraph 5, 6, 7, or 9, and you agree that the Company, in addition to any other remedies available to it for such breach or threatened breach, shall be entitled to a preliminary injunction, temporary restraining order, or other equivalent relief, restraining you from any actual or threatened breach of paragraph 5, 6, 7, or 9. The Company acknowledges that you would be irreparably injured by its violation of paragraph 9, and the Company agrees that you, in addition to any other remedies available to you for such breach or threatened breach, shall be entitled to a preliminary injunction, temporary restraining order, or other equivalent relief, restraining the Company from any actual or threatened breach of paragraph 9.

   16. Waiver of Breach. The waiver by either you or the Company of a breach of any provision of this Agreement shall not operate as or be deemed a waiver of any subsequent breach by either you or the Company. Continuation of benefits hereunder by the Company following a breach by you of any provision of this Agreement shall not preclude the Company from thereafter exercising any right that it may otherwise independently have to terminate said benefits based upon the same violation.

   17. Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, and this Agreement will be construed as if such invalid or unenforceable provision were omitted (but only to the extent that such provision cannot be appropriately reformed or modified).

   18. General Release and Waiver. As a part of this Agreement, and in consideration of the mutual releases provided by you and the Company to each other as set forth in Exhibit 6 of this Agreement, and in consideration of the additional benefits provided to you in accordance with this Agreement, you and the Company each agree to enter into the mutual General Release and Waiver as set forth in Exhibit 6 of this Agreement, which is attached to and forms a part of this Agreement (the "Mutual
Release").   You further agree to execute the Mutual Release in
the presence of a notary public. This Agreement (including all Exhibits to this Agreement), and the commitments and obligations of all parties hereunder:

(a)shall become final and binding immediately following the expiration of your right to revoke the execution of this Agreement in accordance with paragraph 2(d) of Exhibit 6
   (Mutual Release);

(b)shall not become final and binding until the expiration of such right to revoke; and

(c)shall not become final and binding if you revoke such execution prior to the expiration of such right to revoke.

   19. Other Agreements. Except as otherwise specifically provided in this Agreement, this instrument constitutes the entire agreement between you and the Company and supersedes all prior agreements and understandings, written or oral, including, without limitation, the employment contract dated as of January 1, 1996 (referred to in this Agreement as the "Employment Contract") and any other employment agreements that may have been made by and between you and the Company or its predecessors or Affiliates. You acknowledge and agree that the payments and benefits provided to you under this Agreement, including but not limited to, the payments and benefits to be provided to you pursuant to Exhibit 1 of this Agreement, in exchange for your agreement to voluntarily resign from your current employment with the Company and its Affiliates (as more fully described in paragraph 1 of this Agreement), are in lieu of any payments and benefits to which you may have been entitled under the Employment Contract, which payments and benefits you expressly and unconditionally waive with your execution of this Agreement. As of your Separation Date, all rights, duties and obligations of both you and the Company pursuant to the Employment Contract shall terminate.

   20. Notices. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid (provided that international mail shall be sent via overnight or two-day delivery), or sent by facsimile or prepaid overnight courier to the parties at the addresses set forth below (or such other addresses as shall be specified by the parties by like notice). Such notices, demands, claims and other communications shall be deemed given:

(a)in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery;

(b) in the case of certified or registered U.S. mail, five days after deposit in the U.S. mail; or

(c) in the case of facsimile, the date upon which the transmitting party received confirmation of receipt by facsimile, telephone or otherwise;

provided, however, that in no event shall any such communications be deemed to be given later than the date they are actually received. Communications that are to be delivered by the U.S. mail or by overnight service are to be delivered to the addresses set forth below:

to the Company:

   Mycogen Corporation
   5501 Oberlin Drive
   San Diego, CA 92121

with a copy to:

   DowElanco
   9330 Zionsville Road
   Indianapolis, IN 46268
   Attn:  General Counsel

or to you:

Jerry D. Caulder
13545 Mira Montana Drive
Del Mar, CA  92014

with a copy to:

Anthony F. Pantoni
4225 Executive Square, Ste. 1620
La Jolla, CA  92037

All notices to the Company shall be directed to the attention of the President of the Company, with a copy to the Secretary of the Company. Each party, by written notice furnished to the other party, may modify the applicable delivery address, except that notice of change of address shall be effective only upon receipt.

   21. Arbitration of All Disputes. Any controversy or claim arising out of or relating to this Agreement (or the breach thereof) shall be settled by final, binding and non-appealable arbitration in San Diego, California by three arbitrators.
Except as otherwise expressly provided in this paragraph 21, the arbitration shall be conducted in accordance with the rules of the American Arbitration Association (the "Association") then in effect. One of the arbitrators shall be appointed by the Company, one shall be appointed by you, and the third shall be appointed by the first two arbitrators. If the first two arbitrators cannot agree on the third arbitrator within 30 days of the appointment of the second arbitrator, then the third arbitrator shall be appointed by the Association. This paragraph 21 shall not be construed to limit the right of either you or the Company to obtain relief under paragraph 15 with respect to any matter or controversy subject to paragraph 15, and, pending a final determination by the arbitrator with respect to any such matter or controversy, either you or the Company shall be entitled to obtain any such relief by direct application to a court of law, without being required to first arbitrate such matter or controversy.

   22. Governing Law. This Agreement shall be construed in accordance with the laws of the State of California, without regard to the conflict of law provisions of any state.

   23. Exhibits, Other Documents. Except as otherwise expressly provided in this Agreement, or except where the context clearly requires otherwise, all references in this Agreement to "the Agreement" or "this Agreement" shall be deemed to include references to each of the Exhibits to this Agreement. To the extent that the terms of this Agreement (including the Exhibits to this Agreement) provide that your rights or obligations set forth in this Agreement (including the Exhibits to this Agreement) are to be determined under, or are to be subject to, the terms of any other plan or other document, this Agreement (including the Exhibits to this Agreement) shall be deemed to incorporate by reference such plan or other document.

   24. Successors. This Agreement shall be binding upon and inure to the benefit of the Company and any successor of the Company, including, without limitation, any corporation or corporations acquiring directly or indirectly all or substantially all of the stock, business or assets of the Company whether by merger, consolidation, division, sale or otherwise (and such successor shall thereafter be deemed "the Company" for the purposes of this Agreement). The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. This Agreement shall be binding upon and inure to your benefit, and the benefit of your successors, assigns, executors, administrators or beneficiaries.

   25. Counterparts. This Agreement may be executed in more than one counterpart, but all of which together will constitute one and the same agreement. Any such copy of this Agreement (and its Exhibits) executed by you shall be so executed in the presence of a notary public, who will so indicate where provided for in this Agreement (and its Exhibits).

   If you agree to the terms of this Agreement, please indicate your agreement by signing, notarizing, and returning a copy of this letter to the undersigned, along with a signed copy of
Exhibit 5 (Letter of Resignation), and a signed and notarized copy of Exhibit 6 (Mutual Release).

Very truly yours,

MYCOGEN CORPORATION

By:
Printed:  Carlton J. Eibl
Its:  President

Accepted and agreed to this _____ day of May, 1997.

_____________________________
Jerry D. Caulder
State of: ___________________
County of: _________________

Subscribed Before Me This
______ Day of _____________. 1997

_____________________________
Notary Public




                              APPROVED AS TO FORM:

                              By:___________________________
                              Printed_______________________
                              Attorney for Jerry E. Caulder

                            Exhibit 1

                    COMPENSATION AND BENEFITS

   This Exhibit 1 describes your right to compensation, benefits and other payments and distributions from the Company under the Agreement.

   1-1. Prior Amounts. The Company shall pay you on the Separation Date, the amount of earned and previously unpaid salary for the period ending on your Separation Date.

   1-2. Separation Payment. The Company shall, on a date not sooner than the Initial Payment Date, (i) pay you, in one lump sum cash payment, the gross amount of One Million Five Hundred Thirty Seven Thousand Five Hundred Dollars ($1,537,500), plus
(ii) pay you the equivalent of the gross amount of One Million Two Hundred Thirty Two Thousand Eight Hundred Fifty Dollars ($1,232,850) in the form of shares of Mycogen common stock, the number of such shares of Mycogen common stock to be issued to you as an equivalent to be determined by dividing this One Million Two Hundred Thirty Two Thousand Eight Hundred Fifty Dollar ($1,232,850) figure by the closing price of Mycogen common shares on the Nasdaq National Market on the Separation Date.

   1-3. Bonus. You shall not be entitled to any bonus payment for performance periods ending on or after the Separation Date, and you shall not be entitled to any other bonus payment not paid to you prior to your Separation Date.

   1-4.  Welfare Benefits.  For a period of one hundred twenty
(120) months following the Separation Date, you (and your dependents, as applicable based upon your elections as of the Separation Date and the terms of the plan as it may be amended from time to time) shall be provided by the Company with the same participation, benefits and other coverages which you had elected under the Mycogen Corporation Health Plan as an employee immediately before the Separation Date. For a period sixty (60) months following the Separation Date, you (and your dependents, as applicable based upon your elections as of the Separation Date and the terms of each such plan as they may be amended from time to time) shall be provided by the Company with the same life and disability plan participation, benefits and other coverages which you had elected under the respective Mycogen Corporation Life Insurance and Mycogen Corporation Disability Plans as an employee immediately before the Separation Date. In the event that under applicable law or the terms of the relevant employee benefit plans such participation, benefits and/or coverage cannot be provided to you after the Separation Date, such coverage and/or benefits shall be provided directly by the Company pursuant to this Agreement on a comparable basis. In its sole discretion, the Company may obtain such coverage and benefits for you through private insurance acquired at the Company's expense. Amounts paid or payable to you or on your behalf pursuant to any "employee welfare benefit plan", as defined in ERISA, providing health, life, and/or disability benefits, that is sponsored by the Company or an Affiliate of the Company, shall be credited against amounts due under this paragraph 1-4. To the maximum extent permitted by applicable law, the benefits provided under this paragraph 1-4 shall be in discharge of any rights and obligations under the benefit continuation provisions under
Section 4980A of the Internal Revenue Code of 1986 (the "Code"), and Part VI of Title I of the Employee Retirement Income Security Act ("COBRA") or any other legislation of similar import.

   1-5. Vacation. The Company has paid to you any and all vacation that you have accrued but not used up to and including the Separation Date, and to which you are entitled from the Company under its present policies and procedures applicable to you. You will not accrue or be entitled to any vacation after your Separation Date.

   1-6. Stock Options. Any unvested shares of Company common stock which you hold under the Company's 1990 Restricted Stock Issuance Plan (as revised on April 18, 1991, and as further amended from time to time) (the "Restricted Stock Issuance Plan") at the time of your Separation Date will immediately vest in full. Each of your options under the Company's 1992 Stock Option Plan (including the 1983 predecessor Stock Option Plan and as further amended from time to time) (the "Stock Option Plan") at the time of your Separation Date will (to the extent not then otherwise exercisable) automatically accelerate so that each such option will become immediately exercisable for the total number of shares purchasable thereunder. Each such accelerated option, together with all of your other vested options, will remain exercisable until three (3) years from the Separation Date, provided that no such option shall be exercised after a previously specified expiration date of the option term where that specified expiration date occurs earlier than three (3) years after the Separation Date, and may be exercised for any or all of the accelerated shares in accordance with the exercise provisions of the option agreement evidencing the grant.
However, should you die before you exercise your outstanding vested options, then each such option may be exercised, within twelve (12) months after your death, by the executors or administrators of your estate or by the person to whom the option is transferred pursuant to your will or in accordance with the laws of inheritance; provided that, no such vested option may be exercised after a previously specified expiration date of the option term where that specified expiration date occurs earlier than twelve (12) months after your death.

   1-7 Club Membership. The Company shall transfer its existing membership at Fairbanks Ranch County Club to you to the extent permissible under the club by-laws, rules, and regulations in effect as of the Separation Date. If and to the extent such membership is non-transferable, the Company shall promptly purchase a comparable membership for you at such club or a comparable club. After the Company has transferred and/or purchased such club membership, you shall be solely responsible for all ongoing club dues and assessments.


   1-8.  Expense Reimbursement.

(a)You will be entitled to be reimbursed for the business expenses you incurred as an employee of the Company during the period ending on your Separation Date and during any period thereafter while you are serving as a director of the Company or in any other role you may play with the Company or its Affiliates, subject to the rules established by the Company relating to such reimbursement, including the requirement that you furnish the Company with vouchers, receipts and other substantiation of such expenses within thirty (30) days after they are incurred.

(b)The amount of the reimbursement due to you in accordance with the provisions of paragraph 1-8(a) shall be reduced by the amount of any outstanding advances to you from the Company. To the extent that the amount of such outstanding advances exceeds the reimbursement due to you under paragraph 1-8(a), and notwithstanding the provisions of paragraph 3 of the Agreement (relating to set-off), you shall owe the difference to the Company, and the Company shall be entitled to offset this amount against other amounts due to you.

   1-9. Internal Revenue Code Limitations. The Company and you agree to be subject to the provisions of Exhibit 2 of this Agreement (relating to Internal Revenue Code limitations), which is attached to, and forms a part of, this Agreement.

   1-10.  Property.

(a)As of your Separation Date, and as may be agreeable to the President of the Company, ownership of certain items of property which are currently being provided to you by the Company will be transferred to you.

(b) Your right to receive any computer equipment and software in accordance with this paragraph 1-10 shall be subject to your obligations under paragraph 5 of the Agreement (relating to confidentiality), and nothing in this paragraph 1-10 shall give you the right to retain any software or data belonging to the Company or any data or software that is subject to paragraph 5 of the Agreement.

     1-11. Additional Benefits as Director. In addition to those benefits to which you are otherwise entitled as a director of the Company, the Company will, for as long as you remain a director of the Company following the Separation Date and without a break in service, provide to you, at its own cost and expense, the following additional benefits ancillary to your service as a director of the Company: a furnished off-site office (computer, fax, phone, phone service), at a site to be selected by the Company in its sole discretion, full-time secretarial support services, and other supporting amenities, including but not limited to, computer, fax, phone, and other such supporting amenities as may be agreeable to the President, in an amount not to exceed One Thousand Dollars ($1,000) per month.

             1-12. Other Benefits. Except as otherwise expressly provided in this Agreement, you shall be entitled to benefits under the employee benefit plans maintained by the Company as in effect from time to time based on the fact that your employment with the Company ceased on your Separation Date.

   1-13. Legal Fees. The Company will reimburse you for the reasonable legal fees you incur in connection with the negotiation of the Agreement, subject to a Three Thousand Dollar ($3,000) overall limit on such reimbursement. If any legal action or other proceeding is brought by either you or the Company for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the prevailing party in such action or other proceeding shall be entitled to recovery reasonable attorneys fees and other costs incurred in that action or proceeding, in addition to any other relief to which that prevailing party may be entitled. The Company shall bear all legal costs and expenses incurred in contesting or disputing the characterization of any amounts paid or benefits realized pursuant to this Agreement, the Restricted Stock Issuance Plan, or the Stock Option Plan as being nondeductible under Section 280G of the Code or subject to imposition of an excise tax under Section 4999 of the Code.

   1-14. Withholding. The Company will deduct and withhold, from the amounts of cash payable hereunder, any and all applicable Federal, state and local income and employment withholding taxes and any other amounts required to be deducted or withheld by the Company under applicable statute or regulation.

   1-15. Initial Payment Date. For purposes of this Agreement, the "Initial Payment Date" shall be the first business day following the expiration of your right to revoke the execution of this Agreement in accordance with paragraph 2(d) of Exhibit 6 (Employee Release) of this Agreement (which period of permitted revocation is seven days from the date of execution of this Agreement, as set forth in such paragraph 2(d)).

   1-16. Other Payments. Except as specified in this Exhibit 1, or otherwise expressly provided in or pursuant to the Agreement, you shall be entitled to no compensation, benefits or other payments or distributions, and references in the Employee Release to the release of claims against the Company shall be deemed to also include reference to the release of claims against all compensation and benefit plans and arrangements established or maintained by the Company and its Affiliates.
                            Exhibit 2

                INTERNAL REVENUE CODE LIMITATIONS


   2-1. Code Limitations. Notwithstanding anything to the contrary in this Agreement, if you are entitled to benefits under this Agreement, the Restricted Stock Issuance Plan, or the Stock Option Plan following the occurrence of a change in control, as that term is defined in Code section 280G of the Code or any comparable state statute, with respect to the Company (a "Change in Control"), in no event shall the present value of benefits payable under this Agreement, taken together with your benefits under the Stock Option Plan and Restricted Stock Issuance Plan and other applicable sources (a "Payment"), that are ultimately determined to be "parachute payments" under Section 4999 of the Code, be reduced by the excise tax imposed by Section 4999 of the Code or any comparable state statute. In the event that such benefits so taken together would exceed the amount which is exempt from the excise tax imposed by Section 4999 of the Code, the Company shall pay to you an additional amount (the "Gross-Up Payment") such that the net amount retained by you, after deduction for the amount of any excise tax under Section 4999 and any interest charges or penalties in respect of the imposition of such excise tax (but not any Federal, state or local income tax) on the present value of such benefits, and any Federal, state and local income tax, excise tax and penalties and interest, if applicable, upon the additional payment provided for by this paragraph 2-1, shall be equal to the present value of such benefits.

   2-2. Definitions. For purposes of this Exhibit 2, the term "parachute payment" shall have the meaning ascribed to it under
Section 280G(b)(2) of the Code, and "present value" shall be determined in accordance with Section 280G(d)(4) of the Code.

   2-3. Interpretation. Subject to the provisions of paragraph 2-4, all determinations required to be made under this paragraph 2-3, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by such nationally recognized certified public accounting firm as may be designated by the Company (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and you within fifteen (15) business days of a request by you or by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to of this Exhibit 2, shall be paid by the Company to you within five (5) days after the receipt of the Accounting Firm determination. If the Accounting Firm determines that no Excise Tax is payable by you, it shall so indicate to you in writing. Any determination by the Accounting Firm shall be binding upon the Company and you unless and until successfully challenged by the appropriate taxing authority. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to paragraph 2-4 and you thereafter are required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to you or for your benefit.

   2-4. Internal Revenue Service or State Taxing Authority Claims. You shall notify the Company in writing of any claim by the Internal Revenue Service or any state taxing authority that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. You shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which you give such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies you in writing prior to the expiration of such period that it desires to contest such claim, you shall:

(a)give the Company any information reasonably requested by the Company relating to such claim (without requiring a waiver of your attorney-client privilege);

(b)take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company;

(c)cooperate with the Company in good faith in order to effectively contest such claim; and

(d)permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold you harmless, on an after-tax basis, for any excise tax or income tax (including interest and penalties and respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this paragraph 2-4, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs you to pay such claim and sue for a refund, the Company shall advance the amount of such payment to you, on an interest-free basis, and shall indemnify and hold you harmless, on an after-tax basis, from any excise tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations which may be required by the Company relating to payment of taxes for the taxable years of you with respect to which such contested amount is claimed to be due is limited solely to issues relating to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment shall be payable hereunder and you shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

       2-5. Internal Revenue Service Refunds. If, after the receipt by you of an amount advanced by the Company pursuant to paragraph 2-4 of this Exhibit 2, you become entitled to receive any refund with respect to such claim, you shall (subject to the Company's complying with the requirements of paragraph 2-4 of this Exhibit 2), promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by you of any amount advanced by the Company pursuant to paragraph 2-4 of this
Exhibit 2, a determination is made that you shall not be entitled to any refund with respect to such claim and the Company does not notify you in writing of its intent to contest such denial or refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

                            Exhibit 3

                          SECTION 2870


  Section 2870.  APPLICATION OF PROVISION PROVIDING THAT EMPLOYEE
WILL ASSIGN OR OFFER TO ASSIGN RIGHTS IN INVENTION TO EMPLOYER.

   (a) Any provision in an employment agreement which provides that an employee will assign, or offer to assign, any of his or her rights in an invention to his or her employer will not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

       (1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer.

       (2) Result from any work performed by the employee for his employer.

   (b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision
(a), the provision is against the public policy of this state and is unenforceable.
                            Exhibit 4


FOR IMMEDIATE RELEASE

Contact:
     Michael Sund
     May 2, 1997
     (619) 453-8030

             MYCOGEN ANNOUNCES MANAGEMENT TRANSITION

       SAN DIEGO, Calif. - The board of directors of Mycogen Corporation (Nasdaq: MYCO) announced today that Jerry Caulder, the company's longtime chairman of the board and chief executive officer will step away from day-to-day management as part of a planned transition in leadership. Caulder, 54, will remain on the board as chairman emeritus and continue to be active in the company's strategic direction.
     In a special meeting yesterday (May 1), Mycogen's board elected current director Nickolas D. Hein, 52, vice president, global growth, of DowElanco, chairman and placed the company's president, Carl Eibl, 37, in charge of the company's management team.
       Caulder said that plans for this transition began with Eibl's appointment as president and chief operating officer in September 1995.
       "With Carl Eibl having assumed broad responsibility for operations over the past two years, the board and I agreed that the time was right to begin this process," Caulder said.
       Hein acknowledged Caulder's contributions in guiding Mycogen from a biotech startup to its current leadership position in agricultural biotechnology.
       "Without Jerry Caulder, there wouldn't be a Mycogen today," Hein said. "He not only shaped the vision and built the
company, he was instrumental in creating a new industry.   Both
as a stockholder and as a strategic ally, DowElanco is fortunate to have that kind of foundation on which to continue building what we believe will become a major agribusiness company."
       Hein said that while DowElanco is taking a more active role in Mycogen's strategic direction, Mycogen will remain an independent public company.
       "DowElanco and the board believe that the interests of all of Mycogen's stockholders will be best served by retaining and fostering the entrepreneurial spark that Jerry Caulder, Carl Eibl and the existing management team have created," Hein emphasized.
     Caulder has been a driving force in shaping the development of the emerging agricultural biotechnology industry. He is past chairman of the Industrial Biotechnology Association (IBA), and will continue to represent Mycogen as a director of IBA's successor, the Biotechnology Industry Association (BIO), and chair its Food and Agriculture Section.
     Mycogen is a diversified agricultural biotechnology company that develops and markets technology-based products and services to control agricultural pests and improve food and fiber production. Mycogen Seeds develops and markets planting seeds for improved crop varieties with genetically enhanced pest-resistance and other value-added characteristics. Mycogen Crop Protection develops and markets environmentally compatible biopesticides and provides crop protection services.
                              # # #
                            Exhibit 5

                      LETTER OF RESIGNATION


Board of Directors
Mycogen Corporation
5501 Oberlin Drive
San Diego, CA 92121

Dear Sirs:

       Effective May 1, 1997, I hereby resign from my positions as Chief Executive Officer and Chairman of the Board of Directors of Mycogen Corporation, from employment with Mycogen Corporation and any of its affiliates, and from any other positions I may hold with Mycogen Corporation or any of its affiliates by reason of my employment. However, I will remain as a director of Mycogen Corporation until such time as I resign or am either removed from or not re-elected to the Board.

Very truly yours,



Jerry D. Caulder
Chairman and Chief Executive Officer
Mycogen Corporation
                            Exhibit 6

                         MUTUAL RELEASE

                   GENERAL RELEASE AND WAIVER


   This document is attached to, is incorporated into, and forms a part of, an agreement dated as of the same date as this document (the "Agreement") by and between Mycogen Corporation
(the "Company") and  Jerry D. Caulder (the "Employee").

   1. Except for a claim based upon a breach of the Agreement (including the Exhibits thereto, and including the plans and arrangements under which the Employee is entitled to benefits in accordance with the Agreement and the Exhibits), the Employee, on behalf of himself and his heirs, representatives, agents, and insurers (hereinafter the "Employee Releasors") releases and forever discharges the Company, its officers, directors, trustees, members, representatives, agents, employees, partners, shareholders, attorneys, and insurers, and its Affiliates (as defined in the Agreement), and their respective officers, directors, representatives, agents, employees, partners, shareholders, attorneys, and insurers, as well as any respective successors or predecessors of the Company or its Affiliates (hereinafter collectively and individually the "Company Releasees"), and the Company, for and on behalf of itself and its stockholders and Affiliates (as defined in the Agreement), and their officers, directors, trustees, members, representatives, agents, employees, partners, attorneys, and insurers, and their predecessors and successors (hereinafter collectively and individually, the "Company Releasors"), releases and forever discharges the Employee (for himself, and for his heirs, representatives, agents, and insurers, hereinafter referred to as the "Employee Releasees"), from any and all rights, claims, demands, debts, dues, sums of money, accounts, attorneys' fees, complaints, judgments, executions, actions and causes of action of any nature whatsoever, cognizable at law or equity (sometimes referred to in this Release as "Claims") which the Employee (or the other Employee Releasors may have, to the extent that it is derived from a Claim which the Employee may have) now has or claims, or might hereafter have or claim, against the Company Releasees or which the Company (or any of the Company Releasors) now has or claims, or might hereafter have or claim, against the Employee (or against the other Employee Releasees, to the extent that it is derived from a Claim against the Employee), based upon or arising out of any matter or thing whatsoever, through the date of this General Release and Waiver, including but not limited to, any rights, claims, complaints or actions or causes of action which were or could have been asserted either by the Employee (or by the other Employee Releasors, to the extent that it is derived from a Claim which the Employee may have asserted) or by the Company (or by any of the Company Releasors) arising out of or related to Employee's employment by the Company or its Affiliates and/or the Employee's termination or resignation therefrom, arising out of or related to the Employment Contract, or arising out of or related to Employee's service as a director of the Company.

   In addition, the Employee Releasors acknowledge that the above-described agreement to release and discharge the Company
Releasees as respects Claims also includes, but is not limited to, any rights, claims complaints or actions or causes of actions which were or could have been asserted by the Employee (or by the other Employee Releasors, to the extent it is derived from a Claim which the Employee may have asserted) arising under any local, state, or Federal law dealing with employment discrimination including the Age Discrimination in Employment
Act, as amended by the Older Workers Benefit Protection Act.

   BOTH EMPLOYEE AND COMPANY EACH EXPRESSLY WAIVE AND RELINQUISH ALL RIGHTS AND BENEFITS AFFORDED BY SECTION 1542 OF THE CIVIL CODE OF THE STATE OF CALIFORNIA WHICH PROVIDES, GENERALLY, THAT A RELEASE DOES NOT EXTEND TO UNKNOWN CLAIMS. SPECIFICALLY, SECTION 1542 OF THE CIVIL CODE OF THE STATE OF CALIFORNIA STATES AS
FOLLOWS:

       "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

   2. The following provisions are applicable to and made a part of the Agreement and this General Release and Waiver:

(a)By this General Release and Waiver, the Employee Releasors do not release or waive any right or claim which they may have under the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act, which arises after the date of execution of this General Release and Waiver.

(b)In exchange for this General Release and Waiver, the Employee hereby acknowledges that he has received separate consideration beyond that to which he is otherwise entitled under the Company's policy or practice or applicable law.

(c)The Company hereby expressly advises the Employee to consult with an attorney of his choosing prior to executing the Agreement or this General Release and Waiver.

(d)The Employee has twenty-one (21) days from the date of presentment to consider whether or not to execute the Agreement and this General Release and Waiver. In the event of such execution, the Employee has a further period of seven
   (7) days from the date of said execution in which to revoke said execution. The Agreement and this General Release and Waiver will not become effective until expiration of such revocation period.
(e)The Agreement (including this General Release and Waiver and all other Exhibits to the Agreement), and the commitments and obligations of all parties thereunder:

   (i)shall become final and binding immediately following the expiration of the Employee's right to revoke the execution of the Agreement in accordance with paragraph
       2(d) of this Exhibit 6;

   (ii) shall not become final and binding until the expiration of such right to revoke; and

   (iii) shall not become final and binding if the Employee revokes such execution prior to the expiration of such right to revoke.

(f)The Employee hereby acknowledges that he has carefully read and understands the terms of the Agreement and this General Release and Waiver and each of his rights as set forth therein. The Employee further acknowledges that Employee has, to the extent desired, availed himself of the right to consult with an attorney before signing this Agreement (including this General Release and Waiver), has discussed with his attorney the existence and implications of the waiver of rights under California Civil Code Section 1542 that is contained in this General Release and Waiver, and that Employee signs this Agreement (including this General Release and Waiver) knowingly and voluntarily.

  3. Capitalized terms not defined in this General Release and Waiver shall have the meanings ascribed to them in the Agreement.


                              Mycogen Corporation

                              By:
                              Printed:  Carlton J. Eibl
                              Its:  President

                              Date:


                              State of
                              County of

                              Subscribed Before Me This
                              ____ Day of _________, 1997.


                              Notary Public


                              "Employee"


                              Jerry D. Caulder

                              Date:

                              State of
                              County of

                              Subscribed Before Me This
                              ____ Day of _________, 1997


                              Notary Public


                              APPROVED AS TO FORM:

                              The undersigned, as the attorney for
                              Jerry D. Caulder, approves the
                              Agreement (and all Exhibits) as to
                              form and further represents that he
                              has advised Dr. Caulder of the
                              existence and implications of the
                              waiver of rights under California
                              Civil Code Section 1542 that is
                              contained in this General Release and
                              Waiver.


                              By:______________________________
                              Anthony F. Pantoni
                              Attorney for Jerry D. Caulder